Exhibit 11

Statement  of Computation of Per Share Earnings

In the three months ended March 31, 2019, FutureFuel computed earnings per share using the treasury method as all shares with participating security holders had vested.  During 2018, FutureFuel had unvested participating shares and computed earnings per share using the two-class method in accordance with Accounting Standards Codification Topic No. 260, "Earnings Per Share." The two-class method is an allocation of earnings between the holders of common stock and a company's participating security holders. Our outstanding unvested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at March 31, 2019 or 2018.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the three-month period ended March 31, 2018 as the vesting conditions had not been satisfied.  There were no outstanding service-based restricted stock units for the three months ended March 31, 2019.

The composition of basic and diluted earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2019	2018
Numerator:
Net income	$5,499	$35,826
Less: distributed earnings allocated to non-vested stock	-	-
Less: undistributed earnings allocated to non-vested restricted stock	-	(23)
Numerator for basic earnings per share	$5,499	$35,803
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	-	23
Less: undistributed earnings reallocated to non-vested restricted stock	-	(23)
Numerator for diluted earnings per share	$5,499	$35,803
Denominator:
Weighted average shares outstanding – basic	43,743,243	43,716,670
Effect of dilutive securities:
Stock options and other awards	5,731	5,524
Weighted average shares outstanding – diluted	43,748,974	43,722,194

Basic earnings per share	$0.13	$0.82
Diluted earnings per share	$0.13	$0.82